UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
____________________________________________

SCHEDULE 13D (Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
Under the Securities Exchange Act of 1934
SCHIFF NUTRITION INTERNATIONAL, INC.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share (Title of Class of Securities)
806693107
(CUSIP Number)
Copies to:
Ronald Cami Vice President TPG Capital, L.P. 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 14, 2010 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 806693107
1.	Name of Reporting Person: Tarrant Capital Advisors, Inc.
2.	Check The Appropriate Box If A Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO (See Item 3)
5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 14,973,148 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 7,486,574 shares of Class A Common Stock
11.	Aggregate Amount Beneficially Owned By Each Reporting Person: 14,973,148 (1)
12.	Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent Of Class Represented By Amount In Row (11): 53.1% (1)
14.	Type of Reporting Person CO

(1)     Represents 7,486,574 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), and 7,486,574 shares of the Issuer’s Class A Common Stock issuable upon conversion of shares of the Issuer’s Class B Common Stock (as defined in Item 1 below).  As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.  The Reporting Persons (as defined in Item 2 below) and the Weider Persons (as defined in Item 5 below) may be deemed to have shared voting power as a result of certain provisions in the Stockholders Agreement described in Item 4 of this Schedule 13D.  Except to the extent the Reporting Persons or the Weider Persons may be deemed to have beneficial ownership as a result of such Stockholders Agreement, pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are beneficial owners of such shares of Common Stock for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.  All references to the number of shares outstanding are as of October 14, 2010, which figure is based on information provided to the Reporting Persons by the Issuer, and gives effect to the conversion of 7,486,574 outstanding shares of Class B Common Stock into shares of Class A Common Stock on a one-for-one basis and certain other events, as more fully described in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 15, 2010.  The percentage is calculated using the total number of Shares beneficially owned by the Reporting Persons and based on 28,223,696 shares of Class A Common Stock outstanding as of October 14, 2010, assuming all shares of Class B Common Stock have been converted on a one-for-one basis into Class A Common Stock.  With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one (1) vote per share and each holder of Class B Common Stock is entitled to ten (10) votes per share.  The shares of Class A Common Stock and the shares of Class B Common Stock that may be beneficially owned by the Reporting Persons and the Weider Persons collectively represent 86.1% of the total voting power of the Shares as of October 14, 2010, as adjusted.  The percentage of total voting power of the Shares is calculated based on the total voting power of the Shares outstanding as of October 14, 2010, as adjusted, which is comprised of 20,737,122 shares of Class A Common Stock and 7,486,574 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 806693107
1.	Name of Reporting Person: David Bonderman
2.	Check The Appropriate Box If A Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO (See Item 3)
5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 14,973,148 (2)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 7,486,574 shares of Class A Common Stock
11.	Aggregate Amount Beneficially Owned By Each Reporting Person: 14,973,148 (2)
12.	Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent Of Class Represented By Amount In Row (11): 53.1% (2)
14.	Type of Reporting Person IN

(2)     Represents 7,486,574 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), and 7,486,574 shares of the Issuer’s Class A Common Stock issuable upon conversion of shares of the Issuer’s Class B Common Stock (as defined in Item 1 below).  As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.  The Reporting Persons (as defined in Item 2 below) and the Weider Persons (as defined in Item 5 below) may be deemed to have shared voting power as a result of certain provisions in the Stockholders Agreement described in Item 4 of this Schedule 13D.  Except to the extent the Reporting Persons or the Weider Persons may be deemed to have beneficial ownership as a result of such Stockholders Agreement, pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are beneficial owners of such shares of Common Stock for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.  All references to the number of shares outstanding are as of October 14, 2010, which figure is based on information provided to the Reporting Persons by the Issuer, and gives effect to the conversion of 7,486,574 outstanding shares of Class B Common Stock into shares of Class A Common Stock on a one-for-one basis and certain other events, as more fully described in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 15, 2010.  The percentage is calculated using the total number of Shares beneficially owned by the Reporting Persons and based on 28,223,696 shares of Class A Common Stock outstanding as of October 14, 2010, assuming all shares of Class B Common Stock have been converted on a one-for-one basis into Class A Common Stock.  With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one (1) vote per share and each holder of Class B Common Stock is entitled to ten (10) votes per share.  The shares of Class A Common Stock and the shares of Class B Common Stock that may be beneficially owned by the Reporting Persons and the Weider Persons collectively represent 86.1% of the total voting power of the Shares as of October 14, 2010, as adjusted.  The percentage of total voting power of the Shares is calculated based on the total voting power of the Shares outstanding as of October 14, 2010, as adjusted, which is comprised of 20,737,122 shares of Class A Common Stock and 7,486,574 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 806693107
1.	Name of Reporting Person: James G. Coulter
2.	Check The Appropriate Box If A Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO (See Item 3)
5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 14,973,148 (3)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 7,486,574 shares of Class A Common Stock
11.	Aggregate Amount Beneficially Owned By Each Reporting Person: 14,973,148 (3)
12.	Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent Of Class Represented By Amount In Row (11): 53.1% (3)
14.	Type of Reporting Person IN

(3)     Represents 7,486,574 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), and 7,486,574 shares of the Issuer’s Class A Common Stock issuable upon conversion of shares of the Issuer’s Class B Common Stock (as defined in Item 1 below).  As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.  The Reporting Persons (as defined in Item 2 below) and the Weider Persons (as defined in Item 5 below) may be deemed to have shared voting power as a result of certain provisions in the Stockholders Agreement described in Item 4 of this Schedule 13D.  Except to the extent the Reporting Persons or the Weider Persons may be deemed to have beneficial ownership as a result of such Stockholders Agreement, pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are beneficial owners of such shares of Common Stock for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.  All references to the number of shares outstanding are as of October 14, 2010, which figure is based on information provided to the Reporting Persons by the Issuer, and gives effect to the conversion of 7,486,574 outstanding shares of Class B Common Stock into shares of Class A Common Stock on a one-for-one basis and certain other events, as more fully described in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 15, 2010.  The percentage is calculated using the total number of Shares beneficially owned by the Reporting Persons and based on 28,223,696 shares of Class A Common Stock outstanding as of October 14, 2010, assuming all shares of Class B Common Stock have been converted on a one-for-one basis into Class A Common Stock.  With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one (1) vote per share and each holder of Class B Common Stock is entitled to ten (10) votes per share.  The shares of Class A Common Stock and the shares of Class B Common Stock that may be beneficially owned by the Reporting Persons and the Weider Persons collectively represent 86.1% of the total voting power of the Shares as of October 14, 2010, as adjusted.  The percentage of total voting power of the Shares is calculated based on the total voting power of the Shares outstanding as of October 14, 2010, as adjusted, which is comprised of 20,737,122 shares of Class A Common Stock and 7,486,574 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Item 1.     Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Schiff Nutrition International, Inc., a Delaware corporation (the “Issuer”), the principal executive offices of which are located at 2002 South 5070 West, Salt Lake City, Utah 84104-4726.  Shares of the Issuer’s Class A Common Stock, which have the right to vote one vote per share, and Class B Common Stock, par value $0.01 per share (the “Class B Common Stock”), which have the right to vote ten votes per share, are collectively referred to herein as the “Shares.”

Item 2.     Identity and Background

This Schedule is filed jointly on behalf of Tarrant Capital Advisors, Inc., a Delaware corporation (“Tarrant Capital Advisors”), David Bonderman, and James G. Coulter (“collectively the “Reporting Persons”).

The principal address of each of the Reporting Persons and each person listed on Schedule A is c/o TPG Capital, L.P., 301 Commerce St., Suite 3300, Fort Worth, Texas 76102.

The principal business of Tarrant Capital Advisors is serving as the sole ultimate general partner of related entities engaged in making investments in securities of public and private companies.

Tarrant Capital Advisors is the sole shareholder of Tarrant Advisors, Inc., a Texas corporation, which is the general partner of TPG Ventures Professionals, L.P., a Delaware limited partnership, which is the general partner of TPG Ventures Partners, L.P., a Delaware limited partnership, which is the managing member of TPG Ventures Holdings, L.L.C., a Delaware limited liability company, which is the sole member of TPG STAR Advisors, L.L.C., a Delaware limited liability company, which is the general partner of TPG STAR GenPar, L.P., a Delaware limited partnership, which in turn is the general partner of TPG STAR, L.P., a Delaware limited partnership, which is the sole manager and controlling member of TPG STAR SNI, L.P., a Delaware limited partnership (“TPG STAR SNI”).  TPG STAR SNI directly owns the Purchased Shares (as such term is defined in Item 3 hereof).  Messrs. Bonderman and Coulter are the sole shareholders of Tarrant Capital Advisors.

The present principal occupation of Mr. Bonderman is Chairman of the Board and President of TPG Capital Advisors and other affiliated entities.

The present principal occupation of Mr. Coulter is director and Vice President of TPG Capital Advisors and other affiliated entities.

The name and present principal occupation of each of the directors and executive officers of Tarrant Capital Advisors is set forth in Schedule A, and such information is incorporated herein by reference.  Each of Messrs. Bonderman and Coulter and the individuals named on Schedule A is a United States citizen.

Neither the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedule A has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his or its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration

TPG STAR SNI has entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) by and between TPG STAR SNI and Weider Health and Fitness, a Nevada Corporation (“WHF”), dated as of October 14, 2010, pursuant to the terms of which WHF sold, and TPG STAR SNI purchased, 7,486,574 shares of the Issuer’s Class A Common Stock (the “Purchased Shares” and such transaction, the “Sale”), which Purchased Shares were converted from 7,486,574 shares of the Issuer’s Class B Common Stock in accordance with the Issuer’s Certificate of Incorporation immediately prior to the consummation of the Sale.  The funds required to purchase the Purchased Shares in connection with the Sale, consisting in the aggregate of $48,836,167, were funded by equity contributions from the members of TPG STAR SNI.

The foregoing description of the Stock Purchase Agreement set forth above does not purport to be complete and is qualified in its entirety by reference to the full text of the Stock Purchase Agreement, which is attached as Exhibit 2 to this Schedule 13D.

Item 4.     Purpose of Transaction

The information set forth or incorporated in Item 3 is incorporated herein by reference.

Concurrently with the execution of the Stock Purchase Agreement, WHF and TPG STAR SNI entered into the Stockholders Agreement, dated as of October 14, 2010 (the “Stockholders Agreement”).

Stockholders Agreement

Board Representation

Pursuant to the Stockholders Agreement, WHF agreed, among other things, to vote all Shares it beneficially owns (the “Weider Shares”) in favor of, or to otherwise approve and use its reasonable best efforts to cause the Issuer to:

(a)     include on the Issuer’s board of directors (the “Board”):

(i)     two (2) directors designated by TPG STAR SNI, plus a number of directors designated by TPG STAR SNI that is equal to (x) the product of the number of directors then serving on the Board, multiplied by the percentage of TPG’s and its affiliates’ collective ownership of the total number of Shares outstanding, rounded down to the nearest whole number, less (y) two (2);

(ii)    for so long as TPG STAR SNI and its respective affiliates beneficially own more than 25% but less than 100% of the Purchased Shares (and subject to clause (iii)), two (2) directors designated by TPG STAR SNI; and

(iii)   for so long as TPG STAR SNI and its respective affiliates beneficially own more than 25% but less than 50% of the Purchased Shares and WHF beneficially owns at least 50% of the shares of Class B Common Stock owned as of the date of the Stockholders Agreement, one (1) director designated by TPG STAR SNI (such designated directors described in the foregoing clauses (i)-(iii), the “Designated Directors”).

(b)     appoint and remove the Designated Directors from the Board, and to fill vacancies created by the departures of any Designated Director, in each case as directed by TPG STAR SNI;

(c)     for as long as TPG STAR SNI and its respective affiliates continue to beneficially own at least ten percent (10%) of the Purchased Shares, but do not have one (1) or more Designated Directors on the Board, include on the Board one (1) non-voting observer designated by TPG STAR SNI;

(d)     for so long as one (1) or more Designated Directors serve on the Board, appoint to each Board committee (other than the audit committee) at least one (1) Designated Director; and

(e)     enter into indemnification and reimbursement agreements with each Designated Director.

The Issuer’s Board retains the right to object to the appointment of any Designated Director if it determines in good faith, after consultation with legal counsel, that the appointment of such Designated Director would fail to meet the generally accepted minimum qualifications for serving as a member of the board of directors of a public company (excluding such qualifications that apply solely for purposes of testing the independence of such person or that apply solely to members of the audit committee of any such company), as further described in the Stockholders Agreement.

Voting Requirements

Additionally, for so long as TPG STAR SNI and its affiliates beneficially own more than 50% of the Purchased Shares, WHF is required to vote against, and to use its reasonable best efforts to cause the Issuer not to undertake, any of the following without the prior written consent of TPG:

(a)     the declaration of certain dividends and payment of certain redemptions on any Shares, excluding net exercises of securities exercisable for Class A Common Stock, a special dividend to be paid by the Issuer to existing holders of Shares and restricted stock units (“RSUs”), as applicable, prior to December 31, 2010 and repurchases of Class A Common Stock (or RSUs or options to purchase Class A Common Stock) from current or former directors, officers and employees, pursuant, in each instance, to the terms of agreements (including employment agreements) that have been previously approved by the Company Board;

(b)     issuances of debt or debt-like securities that are convertible into Shares or an execution of indebtedness for borrowed money or lease transactions, subject to certain exceptions;

(c)     any merger or consolidation with any other person other than a merger or other consolidation contemplated by the Stockholders Agreement or that does not result in a Change of Control (as defined in the Stockholders Agreement) transaction and that is consummated solely for the purpose of reincorporating the Issuer in another jurisdiction;

(d)     any acquisition of, or other investment in (whether by merger, consolidation or otherwise), any other person other than an acquisition or investment in another person that does not exceed $7,500,000 or that, if consummated, does not result in a Change of Control transaction (unless TPG STAR SNI will receive at least three (3) times the purchase price originally paid for the Purchased Shares);

(e)     any sale or disposition of more than 25% of the Issuer’s assets;

(f)      certain transactions with affiliates;

(g)      alterations in the size of the Board;

(h)      hiring, termination or replacement of certain executive officers; and

(i)       any decision to engage in any line of business, other than the Issuer’s current line of business that involves an expenditure or investment by the Issuer of an amount in excess of $500,000.

For so long as the TPG STAR SNI and its affiliates beneficially own at least 25% of the Purchased Shares, WHF is required to vote against, and to use its reasonable best efforts to cause the Issuer not to undertake, any of the following without the written consent of TPG:

(a)     a Change of Control (as defined in the Stockholders Agreement) transaction of the Issuer, unless TPG STAR SNI will receive in excess of three (3) times the purchase price originally paid for the Purchased Shares;

(b)     the authorization or issuance of any equity security or convertible security with equal or superior rights to any security already authorized by the Issuer, other than issuances pursuant to benefit plans;

(c)     any issuance of any Class B Common Stock or the authorization of any additional class of common stock of the Issuer; and

(d)     any alteration to the Issuer’s certificate of incorporation or by laws.

Issuer Sale

WHF has agreed, from and as of the fifth (5th) anniversary of the date of the Stockholders Agreement and so long as TPG STAR SNI and its affiliates beneficially own at least 30% of the Purchased Shares, upon the request of TPG STAR SNI, to use its reasonable best efforts to cause the Board to approve the initiation of a sale process pursuant to which a prospective buyer would acquire all, or substantially all of the assets of, or all, or substantially all of the Shares of, the Issuer (such sale, an “Issuer Sale”).  In the event the Issuer Sale constitutes a Qualified Change of Control (as defined in the Stockholders Agreement), and has been approved by each of TPG STAR SNI and the Board, WHF has agreed to vote all of the Weider Shares in favor of, or to otherwise approve, such Issuer Sale.

Transfer Restrictions

WHF, TPG STAR SNI, and any other person who is or becomes party to the Stockholders Agreement (collectively, the “Stockholders”) are prohibited from transferring Shares to any other person, other than (i) a transfer with the prior written consent of other Stockholders; (ii) a transfer pursuant to which the proposed price per share exceeds three (3) times the amount per share originally paid by TPG STAR SNI pursuant to the terms of the Stock Purchase Agreement; (iii) a transfer by TPG STAR SNI to any of its affiliates, provided that any such affiliate becomes a party to the Stockholders Agreement; (iv) a transfer by WHF to any of its affiliates, provided that any such affiliate becomes a party to the Stockholders Agreement; (v) from and as of the second (2nd) anniversary of the date of the Stockholders Agreement, a transfer by TPG STAR SNI pursuant to a distribution to its members (provided that any such transferee becomes a party to the Stockholders Agreement), or a transfer in a public offering registered in accordance with the terms of the Securities Act of 1933, as amended (the “Securities Act”), or in accordance with Rule 144; (vi) a transfer in connection with an Issuer Sale; and (vii) a transfer permitted pursuant to the terms of the tag-along and drag-along rights described below. After the fifth (5th) anniversary of the date of the Stockholders Agreement, the Stockholders may effectuate any transfer of Shares without the prior written consent of other Stockholders.

Grant of Proxy and Power of Attorney

While the Stockholders Agreement is in effect, at any time the Board fails to include the requisite number of Designated Directors (as described above) and after receipt of notice and an opportunity to cure by WHF, WHF will grant TPG STAR SNI a limited, irrevocable proxy coupled with an interest and will appoint TPG STAR SNI as attorney-in-fact in respect of all of WHF’s beneficially owned Shares, solely for the purpose of taking such actions as are reasonably necessary to enforce TPG STAR SNI’s rights to representation on the Board or committees thereof.  Upon successful election and appointment of the requisite number of Designated Directors, the limited proxy will immediately terminate and be of no further force or effect (unless and until the Board again fails to include the requisite number of Designated Directors).

Tag-Along and Drag-Along Rights

The Stockholders Agreement includes mutual tag-along rights, whereby either of WHF or TPG STAR SNI has the right to participate in sales of Shares by the other party, subject to specified limitations and exceptions.  The Stockholders Agreement also includes mutual drag-along rights if WHF or TPG STAR SNI proposes to sell, transfer, or take certain other actions with respect to its or their Shares in connection with a Qualified Change of Control (as defined in the Stockholders Agreement), whereby either of WHF or TPG STAR SNI has the right to require the other party to participate in such transfer.

Termination

The Stockholders Agreement will terminate if TPG STAR SNI and its respective affiliates cease to own at least 10% of the shares of Class A Common Stock originally purchased pursuant to the Stockholders Agreement.  In the event TPG STAR SNI and its respective affiliates cease to own the requisite threshold percentages of Class A Common Stock for purposes of designating directors and causing WHF to vote against certain actions (as described under “Board Representation” and “Voting Requirements” above), such board representation and voting rights will be irrevocably terminated and will not be reinstated, recovered or reactivated upon the later acquisition by TPG STAR SNI or its respective affiliates of additional Shares.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedule A hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present Board or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the Issuer’s Board; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; and taking any action similar to any of those enumerated above.

The foregoing description of the Stockholders Agreement set forth above does not purport to be complete and is qualified in its entirety by reference to the full text of the Stockholders Agreement, which is attached as Exhibit 1 to this Schedule 13D.

Item 5.     Interest in Securities of the Issuer

The information contained on the cover pages to this Schedule 13D (including, without limitation, the footnotes thereto) and the information set forth or incorporated in Item 2, Item 3 and Item 4 is incorporated herein by this reference.

(a) and (b) The following disclosure assumes that there are 20,737,122 shares of Class A Common Stock and 7,486,574 shares of Class B Common Stock outstanding as of October 14, 2010, as adjusted, which figure is based on information provided to the Reporting Persons by the Issuer, and gives effect to the conversion of 7,486,574 outstanding shares of Class B Common Stock into shares of Class A Common Stock on a one for one basis and certain other events as more fully described in the Current Report on Form 8-K filed by the Issuer on October 15, 2010.  Prior to the consummation of the Sale described in Item 3 above, there were 12,883,559 shares of Class A Common Stock and 14,973,148 shares of Class B Common Stock outstanding as of September 30, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended August 31, 2010, filed with the Securities and Exchange Commission on October 1, 2010.  Pursuant to Rule 13d-3 under the Securities Act, the Reporting Persons may be deemed to beneficially own 7,486,574 shares of Class A Common Stock and 7,486,574 shares of Class B Common Stock, which collectively represent 86.1% of the total voting power of the Shares as of October 14, 2010, as adjusted.  The percentage of total voting power of the Shares is calculated based on the total voting power of the Shares outstanding as of October 14, 2010, as adjusted, which is comprised of 20,737,122 shares of Class A Common Stock and 7,486,574 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

The Reporting Persons have shared voting power over the Weider Shares based on the various voting rights and obligations prescribed by the Stockholders Agreement, as described in Item 4.  Each Reporting Person may be deemed to have shared dispositive power over the Shares held by such Reporting Person or such Reporting Person’s affiliated entities.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any of the Weider Shares.  The Reporting Persons expressly disclaim beneficial ownership of the Weider Shares.

The following information regarding WHF and its officers and directors, MLE Holdings and Mr. Weider is based solely on information provided by WHF, MLE Holdings and Mr. Weider (together with WHF and MLE Holdings, the “Weider Persons”):

The principal business of WHF is to develop, manufacture, market and distribute branded and private label vitamins, nutritional supplements and nutrition bars in the United States and throughout the world.  The principal business of MLE Holdings is to serve as a holding company engaged in various investment activities, including making investments in the securities of public and private companies. Mr. Eric Weider, a United States citizen, is the President and Chief Executive Officer and a director of WHF and the President and sole director of MLE Holdings.

The principal address of (i) WHF, Mr. Weider and each person listed on Section 1 of Schedule B is 21100 Erwin Street, Woodland Hills, CA 91367; and (ii) MLE Holdings is 2875 Bates Road, Montreal, Quebec, Canada, H3S 1B7.

Mr. Weider and each person listed on Schedule B is a United States citizen.

None of Mr. Weider or any of the persons listed on Schedule B has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his or its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of WHF, Mr. Weider and MLE Holdings expressly disclaim beneficial ownership of the Shares held by the Reporting Persons.

(c)     Except as set forth or incorporated in Item 3 and this Item 5, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed on Schedule A hereto, has engaged in any transaction during the past 60 days involving any Shares.

(d)     Other than the Reporting Persons, except as set forth or incorporated in Item 4, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares.

(e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On October 14, 2010, WHF entered into the Stockholders Agreement in connection with the execution of the Stock Purchase Agreement.  The terms of the Stockholders Agreement and the Stock Purchase Agreement set forth in Item 3 and Item 4 above are incorporated herein by reference.

Item 7.     Material to be Filed as Exhibits.

1.	Stockholders Agreement, dated as of October 14, 2010, by and among Weider Health and Fitness, TPG STAR SNI, L.P., and any other parties who become a party thereto.

2.	Stock Purchase Agreement, dated as of October 14, 2010, by and between Weider Health and Fitness and TPG STAR SNI, L.P.

3.	Joint Filing Agreement, dated as of October 15, 2010, by and among Tarrant Capital Advisors, Inc., David Bonderman, and James G. Coulter.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     October 15, 2010

TARRANT CAPITAL ADVISORS, INC.
/s/ Ronald Cami
Name: Ronald Cami Title: Vice President
DAVID BONDERMAN
/s/ Ronald Cami
Ronald Cami on behalf of David Bonderman (1)
JAMES G. COULTER
/s/ Ronald Cami
Name: Ronald Cami on behalf of James G. Coulter (2)

(1)	Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2010, which was previously filed with the Commission.

(2)	Ronald Cami is signing on behalf of Mr. Coulter pursuant to the authorization and designation letter dated July 1, 2010, which was previously filed with the Commission.

Schedule A
Directors and Executive Officers of Tarrant Capital Advisors, Inc.

The names of the directors and the names and titles of executive officers of Tarrant Capital Advisors and their principal occupations are set forth below. Each individual is a U.S. citizen.

Name	Position
David Bonderman	Chairman of the Board, President
James G. Coulter	Director, Vice President
John E. Viola	Vice President, Treasurer
Ronald Cami Jonathan J. Coslet David C. Reintjes G. Douglass Puckett Steven A. Willmann	Vice President, Secretary Vice President Chief Compliance Officer, Assistant Secretary Assistant Treasurer Assistant Treasurer

Schedule B
Directors and Executive Officers of Weider Health and Fitness and MLE Holdings

Section 1.     WHF

Set forth below is the name and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of WHF.

Director and Executive Officer	Principal Occupation
Eric Weider	President and Chief Executive Officer and a director of WHF and the sole director and executive officer of MLE Holdings.
Bernard Cartoon	Director, General Counsel and Secretary of WHF.
Leonard Katz	Director, Controller, Treasurer and Director of Taxation for WHF.

Section 2.     MLE Holdings

Eric Weider is the sole director and executive officer of MLE Holdings.  See Section 1 of this Schedule B above for Mr. Weider’s present principal occupation or employment.